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KAYE SCHOLER LLP
                                                   425 Park Avenue
                                                   New York, New York 10022-3598
                                                   212 836-8000
                                                   Fax 212 836-8689
                                                   www.kayescholer.com

                                December 5, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. Michael Fay
            Accounting Branch Chief

            Re:   EMERGENCY MEDICAL SERVICES L.P.
                  EMERGENCY MEDICAL SERVICES CORPORATION
                  Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-127115)

Dear Mr. Fay:

            The following responds to the Staff's comments contained in your letter dated December 2, 2005 concerning Amendment No. 3 to EMS's Registration Statement on Form S-1 filed on November 14, 2005 and correspondence filed on November 28, 2005. The text of the Staff's comments is set forth in italics below, followed by the response of EMS. The information in these responses was provided to us by EMS or the underwriters, as to comment 3.

            Enclosed with the copy of this letter being hand-delivered to Daniel F. Zimmerman are four copies of Amendment No. 4, marked to show changes from Amendment No. 3.

Amendment No. 3 to Form S-1

General

1. We note your responses to prior comment 1 of our November 1, 2005 comment letter, comments 1, 2, 3 and 13 of our September 29, 2005 comment letter, and your response to comment 43 of our initial September 2, 2005 comment letter. Although we do not necessarily accept your analysis of the issues presented in those comments, we have decided not to pursue those issues at this time.

      RESPONSE:

      We note the Staff's comment.

Formation of Holding Company, page 26

2. We note your proposed revisions in response to prior comment 7. Please further revise the diagram of the post-offering ownership structure to present only one box or other shape for the Onex entities, to clarify that the same entities own the interests in the limited partnership and the corporation.

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Securities and Exchange Commission       2                      December 5, 2005


      RESPONSE:

      We have revised the diagram as requested by the Staff.

Underwriting, page 134

3. In your response to prior comment 47 of our September 2, 2005 comment letter, you indicate that certain of the underwriters have contracted with Yahoo! NetRoadshow to conduct an Internet roadshow. We remind you that, effective December 1, 2005, the electronic road show no-action letters for registered public offerings have been rescinded and the use of electronic road shows will only be subject to the conditions of Rule 433, to the extent applicable. See Section III.D.3.b.iii.(D).(2) of the Securities Act Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf. Please confirm your understanding in your next response letter.

      RESPONSE:

      The underwriters have advised EMS that they are aware of the change in the rules applicable to electronic road shows.

Exchange Offer Prospectus

Tax Consequences of the Exchange, page 14

4. Please tell us whether you will be receiving an opinion from counsel as to the tax-free nature of the exchange and filing the opinion as an exhibit. If not, please tell us why a tax opinion would not be required under Item 601(b)(8) of Regulation S-K.

      RESPONSE:

      We will include an opinion of counsel as an exhibit in the next amendment to the Registration Statement.

Item 17, Undertakings, page II-5

5. In your amended filing, please revise to include the new undertakings that became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new Item 512(a)(5) and 512(a)(6) of Regulation S-K, which were adopted in Securities Offering Reform, Release No. 33-8591.

      RESPONSE:

      The new undertakings are included in this Amendment No. 4.
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Securities and Exchange Commission       3                      December 5, 2005

                                       * * *

            Thank you for your continuing assistance regarding these filings. Please contact the undersigned at (212) 836-8685 or Marybeth O'Keefe at (212) 836-8456 with any further comments or questions you may have.

                                          Sincerely,

                                          /s/ Lynn Toby Fisher

                                          Lynn Toby Fisher

cc:   Daniel F. Zimmerman
      Kathleen Krebs
      Patrick Kuhn

      Todd G. Zimmerman
      Joel I. Greenberg
      James J. Clark
      Noah B. Newitz